Exhibit 99.1

Enerplus Announces New Directors to Board

CALGARY, June 15, 2012 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce the appointment of Messrs. Donald Nelson, Jim Fraser and Sheldon Steeves to the Board of Directors of Enerplus.

"The significant depth of experience across the North American energy industry of these individuals will provide valuable insight into the strategic direction of Enerplus and will be an excellent complement to our current slate of Directors," stated Mr. Douglas Martin, Chairman of Enerplus.

Mr. Nelson is a petroleum engineer and oil and gas executive who brings over 40 years of experience across the Western Canadian Sedimentary Basin to Enerplus. He is currently the president of a private oil and gas consulting firm. Previously, Mr. Nelson held numerous operations positions with a Canadian oil and gas company, serving as Vice-President of Operations and ultimately as the President and Chief Executive Officer for a number of years.

Mr. Fraser is also a petroleum engineer who brings over 35 years of industry operational experience and in depth knowledge of unconventional oil plays to Enerplus. He most recently served as a Senior Vice-President in the shale division of a major Canadian oil and gas company. Previous to that, Mr. Fraser spent over 20 years in various operational executive roles at two exploration-focused oil and gas companies in the United States.

Mr. Steeves is a geologist with over 37 years of experience in the North American oil and gas industry. For the past 11 years, Mr. Steeves was the Chairman and CEO of a private oil and gas company focused on organic growth in Western Canada.  He also spent 15 years with a Canadian oil and gas exploration company, culminating in his appointment as the Chief Operating Officer in 1997.

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

%CIK: 0001126874

For further information:

please call 1-800-319-6462 or e-mail investorrelations@enerplus.com

CO: Enerplus Corporation

CNW 06:00e 15-JUN-12